Exhibit 99.1

Catalyst Paper clarifies media reports concerning recapitalization process

RICHMOND, BC, Jan. 18, 2012 /CNW/ - Catalyst Paper Corporation (TSX:CTL) announced today that it has applied for and received an initial court order under the Canada Business Corporations Act (CBCA) to commence the consensual restructuring process with its noteholders announced on January 14, 2012. Contrary to certain media reports this is not a bankruptcy proceeding. The company is also seeking recognition of these proceedings with the US Court in order for the Canadian order under the CBCA to be recognized in the United States.

The company will continue to operate and satisfy its obligations to trade creditors, customers, employees and retirees in the ordinary course of business during this restructuring process.

Further information concerning the recapitalization is contained in the Agreement, a copy of which is available on SEDAR (www.sedar.com), EDGAR (www.sec.gov) and the company's web page (www.catalystpaper.com). Investors who have questions about the recapitalization may contact Nancy Turner of Perella Weinberg Partners, the financial advisor for Catalyst Paper, at 415-671-4550.

Catalyst Paper manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With four mills, located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 1.9 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and its common shares trade on the Toronto Stock Exchange under the symbol CTL. Catalyst is listed on the Jantzi Social Index® and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

%CIK: 0001144906

For further information:

Investors:	Media:
Brian Baarda	Lyn Brown
Vice-President, Finance & CFO	Vice-President, Marketing & Corporate Responsibility
604-247-4710	604-247-4713

Alistair MacCallum
Vice-President, Treasurer & Corporate Controller
604-247-4037

CO: Catalyst Paper Corporation

CNW 12:45e 18-JAN-12